VF 3-6-03

03014407

RECEIVED FEB 28 2003 SECTION

** AM 3/5/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INNOVATION CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 N. FEDERAL HWY., SUITE 302
(No. and Street)

BOCA RATON (City) FLORIDA (State) 33487-1620 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRUCE JORDAN (561) 953-5052
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN ROSSIN & CO. PC, CPA (305) 858-5600
(Name – *if individual, state last, first, middle name*)

2699 S BAYSHORE DRIVE (Address) MIAMI (City) FLORIDA (State) 33133 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, BRUCE JORDAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INNOVATION CAPITAL, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2-27-03
Signature and Date

PRESIDENT
Title

Colleen S. Robichaud
Commission #DD142994
Expires: Aug 16, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Innovation Capital, LLC
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Innovation Capital, LLC as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Innovation Capital, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 11, 2003

INNOVATION CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$	21,335
	$	21,335

LIABILITIES AND DEFICIENCY IN ASSETS

LIABILITIES		
Accounts payable and accrued liabilities	$	6,574
SUBORDINATED LIABILITY (NOTE 2)		20,000
DEFICIENCY IN ASSETS (NOTE 3)		(5,239)
	$	21,335

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Innovation Capital, LLC (the Company), a wholly owned subsidiary of Cenetec, LLC, is a broker-dealer specializing in investment banking services. The Company's membership in the National Association of Securities Dealers, Inc. (NASD) became effective December 6, 2000. The Company provides a range of advisory services for public and privately-held businesses, at varying stages of development. In addition, the Company assists clients with their financing requirements, including the raising of capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers its investment in a certificate of deposit to be a cash equivalent. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. Its operations are reflected in the tax return of the Company's sole member.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The liability subordinated to claims of general creditors may be repaid at the stated maturity date only if, after giving effect to such repayment, the Company meets the regulatory net capital requirements governing repayment of such subordinated debt. The loan was made on under agreements pursuant to the rules and regulations of the Securities and Exchange Commission and approved by the NASD.

The lender is the sole member of the Company. The loan accrues interest at 7% per annum and matures on March 30, 2004. In February 2003 the Company requested that effective March 31, 2003, the loan be amended to change its interest to 4.6% per annum and its maturity to December 31, 2006. They are awaiting approval from the NASD.

NOTE 3. ECONOMIC DEPENDENCY AND RELATED PARTY TRANSACTIONS

The Company has an agreement with its sole member whereby the Company receives essential overhead expense items including rent, utilities, local telephone, internet connection, office supplies and use of furniture and equipment, at no charge. This agreement expires each December and shall be reviewed annually thereafter. In addition, during 2002 the sole member contributed $73,090.

The Company's liquidity position during the year ending December 31, 2003 is significantly dependent upon the continued availability of funding from the member, and they may be required to infuse further capital during 2003 to maintain the Company's minimum regulatory net capital requirement (Note 4). The member has committed to funding the Company's operations through December 31, 2003.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2002, the Company's "Net Capital" was $14,657 which exceeded requirements by $9,657, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.45 to 1.